                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                           Benton Oil & Gas Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  083288 10 0
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [_] Rule 13d-1(d)


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  SCHEDULE 13G--Amendment No. 1
------------------------------------------------------------------------------
  CUSIP NO. 083288 10 0
            -----------
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      NAMES OF REPORTING PERSONS:                    Cross Timbers Oil Company
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   75-2347769



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
 4


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                          SOLE VOTING POWER                         300,000
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                       716,500*
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                    300,000
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                  716,500*
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,016,500*
 9

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (see Instructions)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             3.4%
11


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      TYPE OF REPORTING PERSON (See Instructions)                   CO
12


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* Includes 716,500 shares held by Cross Timbers Trading Company, a wholly-owned subsidiary of Cross Timbers Oil Company.

  SCHEDULE 13G--Amendment No. 1
------------------------------------------------------------------------------
  CUSIP NO. 083288 10 0
            -----------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS:                Cross Timbers Trading Company
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 75-2613610



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION                              TEXAS
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER                                 0
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                         716,500
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                            0
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                    716,500
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    716,500
 9

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   2.4%
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          CO
12


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Item 1

     (a) Name of Issuer         Benton Oil and Gas Company

     (b)   Address of Issuer's Principal Executive Offices
           6267 Carpinteria Avenue, Suite 200
           Carpinteria, CA 93013

Item 2

     (a) Name of Person Filing
           Cross Timbers Oil Company
           Cross Timbers Trading Company, a wholly-owned subsidiary of Cross
                Timbers Oil Company

     (b) Address of Principal Business Office or, if none, Residence 810 Houston Street, Suite 2000
           Fort Worth, Texas 76102

     (c) Citizenship
           Cross Timber Oil Company is a Delaware corporation.
           Cross Timbers Trading Company is a Texas corporation.

     (d) Title of Class of Securities
           Common Stock

     (e) CUSIP Number
           083288 10 0

Item 3. Not applicable.

Item 4. Ownership.

     (a)  Amount beneficially owned as of December 31, 1999:
           Cross Timbers Oil Company (includes shares
                held by Cross Timbers Trading Company)          1,016,500
           Cross Timbers Trading Company                        716,500

     (b)  Percent of class:
           Cross Timbers Oil Company (includes shares
                held by Cross Timbers Trading Company)          3.4%
           Cross Timbers Trading Company                        2.4%

     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                Cross Timbers Oil Company                       300,000
                Cross Timbers Trading Company                   0

          (ii)  Shared power to vote or to direct the vote:
                Cross Timbers Oil Company                       716,500
                Cross Timbers Trading Company                   716,500

          (iii) Sole power to dispose or
                to direct the disposition of:
                Cross Timbers Oil Company                       300,000
                Cross Timbers Trading Company                   0

          (iv)  Shared power to dispose or
                to direct the disposition of:
                Cross Timbers Oil Company                       716,500
                Cross Timbers Trading Company                   716,500

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         The persons identified under Item 2 above are filing this schedule as a group pursuant to Rule 13d-1(c).

Item 9.  Notice of Dissolution of a Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              CROSS TIMBERS OIL COMPANY


Date: February 14, 2000                       By:   /s/ LOUIS G. BALDWIN
                                                 -------------------------------
                                                 Louis G. Baldwin
                                                 Executive Vice President and
                                                 Chief Financial Officer



                                              CROSS TIMBERS TRADING COMPANY


                                              By:   /s/ LOUIS G. BALDWIN
                                                 -------------------------------
                                                 Louis G. Baldwin
                                                 Executive Vice President and
                                                 Chief Financial Officer